CUSIP No. 985510106

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Yellow Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

985510106

(CUSIP Number)

MFN Partners Management, LP

222 Berkeley Street, 13th Floor

Boston, MA 02116

Attn: Jonathan Reisman

Tel: (617) 443-2040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON MFN Partners, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3% (1)
14.	TYPE OF REPORTING PERSON PN

(1)

Based on 52,128,887 shares of Common Stock outstanding as of July 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2023 filed with the Securities and Exchange Commission on August 14, 2023.

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON MFN Partners GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3% (1)
14.	TYPE OF REPORTING PERSON OO

(1)

Based on 52,128,887 shares of Common Stock outstanding as of July 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2023 filed with the Securities and Exchange Commission on August 14, 2023.

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON MFN Partners Management, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3% (1)
14.	TYPE OF REPORTING PERSON IA, PN

(1)

Based on 52,128,887 shares of Common Stock outstanding as of July 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2023 filed with the Securities and Exchange Commission on August 14, 2023.

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON MFN Partners Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3% (1)
14.	TYPE OF REPORTING PERSON OO

(1)

Based on 52,128,887 shares of Common Stock outstanding as of July 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2023 filed with the Securities and Exchange Commission on August 14, 2023.

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON Michael F. DeMichele I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3% (1)
14.	TYPE OF REPORTING PERSON IN

(1)

Based on 52,128,887 shares of Common Stock outstanding as of July 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2023 filed with the Securities and Exchange Commission on August 14, 2023.

CUSIP No. 985510106

1.	NAME OF REPORTING PERSON Farhad Nanji I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,067,795
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,067,795

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,067,795
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.3% (1)
14.	TYPE OF REPORTING PERSON IN

(1)

Based on 52,128,887 shares of Common Stock outstanding as of July 28, 2023, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2023 filed with the Securities and Exchange Commission on August 14, 2023.

CUSIP No. 985510106

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 (the “Amendment”) amends the Schedule 13D filed by the Reporting Persons on July 31, 2023, as amended and restated by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on August 1, 2023, and as amended and supplemented by Amendment No. 2 to Schedule 13D filed by the Reporting Persons on August 22, 2023 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), with respect to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On August 23, 2023, MFN Management sent a letter to the Issuer requesting that the Issuer fill the two vacancies on its board of directors (the “Board”) by appointing two new directors who possess deep and relevant experience in structuring, implementing, and/or overseeing value-maximizing transactions in special situations to the Board. MFN Management has suggested one such qualified individual to fill one vacancy and intends to suggest a second individual in the near future to fill the other vacancy. MFN Management also requested that the Issuer consider and implement a key employee incentive and retention program. Additionally, on August 23, 2023 the Reporting Persons sent a letter to the Office of the United State Trustee for the District of Delaware (the “U.S. Trustee”) requesting that the U.S. Trustee appoint an official committee of equity security holders pursuant to section 1102(a)(1) of the title 11 of the United States Code.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2023

MFN PARTNERS, LP

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

MFN PARTNERS GP, LLC

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

MFN PARTNERS MANAGEMENT, LP

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

MFN PARTNERS MANAGEMENT, LLC

By:	/s/ Jonathan Reisman
Name:	Jonathan Reisman
Title:	Authorized Person

FARHAD NANJI

/s/ Farhad Nanji
Farhad Nanji, individually

CUSIP No. 985510106

MICHAEL F. DEMICHELE

/s/ Michael F. DeMichele
Michael F. DeMichele, individually